Annex A

Directors of H&F Corporate Investors IX, Ltd.

Set forth below is the name and principal occupation of each of the directors of H&F Corporate Investors IX, Ltd. Each of the following individuals is a United States citizen. The business address of each director is c/o Hellman & Friedman LLC, 415 Mission Street, Suite 5700, San Francisco, CA 94105.

Name	Principal Occupation
Philip U. Hammarskjold	Private Equity Investor, Hellman & Friedman LLC ("H&F")
David R. Tunnell	Private Equity Investor, H&F
Blake C. Kleinman	Private Equity Investor, H&F

None of the persons listed above beneficially owns any shares of the Class A Common Stock of the Issuer or has engaged in any transactions in shares of Class A Common Stock in the previous 60 days.